Mail Stop 6010

December 3, 2007

Carl H. Lindner
S. Craig Lindner
Co-Chief Executive Officers
American Financial Group, Inc.
One East Fourth Street
Cincinnati, OH 45202

> **Re:** **American Financial Group, Inc.**
> **Definitive Proxy Statement**
> **Filed April 10, 2007**
> **File No. 001-13653**

Dear Messrs. Linder:

  We have reviewed your response letter dated September 21, 2007 and have the following comments.  Please respond to our comments by December 13, 2007 or tell us by that time when you will provide us with a response.  If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to prior comment 7.  With respect to your named executive officers other than your Co-CEOs, to the extent that a named executive officer receives compensation significantly greater than or less than his or her targeted compensation and such variation is attributable to the named executive officer's individual performance, we believe a discussion of such individual performance and why it resulted in such variation from the target would be material information necessary to an understanding of the company's compensation policies and decisions regarding such named executive officer.  Please confirm that you will provide such disclosure in future filings, to the extent applicable, or explain to us why this disclosure would not be required.

2. We note your response to prior comment 9.  In addition to including disclosure in your future filings that is similar to the substance of your response to that comment, please confirm that, to the extent applicable, you will also address how payouts under the 2005 Plan to your non-CEO named executive officers were determined.

American Financial Group, Inc.
December 3, 2007
Page 2

If you have any questions, please contact me at (202) 551-3635.

Sincerely,


Tim Buchmiller
Senior Attorney